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                           February 17, 2021

       Louay Khatib
       Chief Accounting Officer
       BrightView Holdings, Inc.
       980 Jolly Road
       Blue Bell, PA 19422

                                                        Re: BrightView
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed on November
18, 2020
                                                            File Number
001-38579

       Dear Mr. Khatib:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 41

   1. Please provide us the following information, regarding your presentation of non-GAAP financial measures:
                                                            Describe the nature
and purpose of the following non-GAAP adjustments and explain the factors you
considered in excluding them from your non-GAAP financial
                                                            measures:
                                                              o   Business
integration and IT infrastructure, transformation, and other included within
Business transformation and integration costs;
                                                              o
Offering-related expenses; and
                                                              o   Changes in
self-insured liability estimates.
                                                            Tell us why
inclusion of these adjustments is consistent with Question 100.01 of the
                                                            Compliance &
Disclosure Interpretations.
 Louay Khatib
BrightView Holdings, Inc.
February 17, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameLouay Khatib                            Sincerely,
Comapany NameBrightView Holdings, Inc.
                                                          Division of
Corporation Finance
February 17, 2021 Page 2                                  Office of Life
Sciences
FirstName LastName